Transactions

TRANSACTIONS WITH RESPECT TO THE COMPANY'S COMMON STOCK

Trade Date	Fund Name	Txn Type	Quantity	Cost Per Share
11/17/2010	The Red Oak Fund, L.P.	Sell	76,358	0.1821
11/17/2010	The Red Oak Fund, L.P.	Sell	50,000	0.1904
12/9/2010	The Red Oak Fund, L.P.	Sell	38,100	0.2498
12/10/2010	The Red Oak Fund, L.P.	Sell	137,400	0.2425
12/13/2010	The Red Oak Fund, L.P.	Sell	109,850	0.2463
12/16/2010	The Red Oak Fund, L.P.	Sell	3375	0.2400
12/17/2010	The Red Oak Fund, L.P.	Sell	17,924	0.2420
12/28/2010	The Red Oak Fund, L.P.	Sell	14450	0.3051
12/29/2010	The Red Oak Fund, L.P.	Sell	18000	0.3000
12/30/2010	The Red Oak Fund, L.P.	Sell	81500	0.3009
1/3/2011	The Red Oak Fund, L.P.	Sell	25,600	0.3093
1/4/2011	Pinnacle Fund, LLLP	Sell	2,500	0.3219
1/4/2011	The Red Oak Fund, L.P.	Sell	11,800	0.3219
1/5/2011	Pinnacle Fund, LLLP	Sell	29,451	0.3200
1/6/2011	Pinnacle Fund, LLLP	Sell	28,000	0.3105